Exhibit 99.1

51Talk Online Education Group Announces Second Quarter 2026 Results

SINGAPORE, September 15, 2026 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, announced its unaudited results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial and Operating Highlights

•	Gross billings[1] for the second quarter of 2026 were US$39.3 million, a 38.1% growth from US$28.5 million for the second quarter of 2025.

•	Net revenues were US$32.4 million for the second quarter of 2026, a 58.8% increase from US$20.4 million for the second quarter of 2025.

•	The number of active students with attended lesson consumption was approximately 138,100 in the second quarter of 2026, representing a 51.3% increase from approximately 91,300 for the second quarter of 2025.

•	Operating cash inflow for the second quarter of 2026 was US$4.9 million.

	For the three months ended
	Jun. 30,	Jun. 30,	Period-to-Period
Key Financial and Operating Data	2025	2026	Change
Net Revenues (in US$ millions)	20.4	32.4	58.8%
Gross Margin	74.5%	73.9%	-0.6	ppt
Gross Billings (in US$ millions)	28.5	39.3	38.1%

Active students with attended lesson consumption[2] (in thousands)	91.3	138.1	51.3%

“Gross billings for the second quarter reached US$39.3 million, once again exceeding the high end of our guidance announced in June 2026 and representing growth of 38.1% year-over-year. Demand across our key markets remains robust. We generated US$4.9 million of net operating cash inflow during the quarter,” stated Jack Jiajia Huang, Founder, Chairman, and Chief Executive Officer of 51Talk.

“On July 1, we launched our next-generation learning product, Global Communicator, built with our strategic partner Oxford University Press. The world students learn in, the characters they meet, and the lessons themselves are all generated end-to-end by our AI-powered content production platform. The same platform will power new regions, new languages, and new subjects — it is the foundation for what we build next.

“Our priority for the remainder of 2026 is to sustain healthy growth by building on last year’s success. Following an exceptionally strong third quarter of 2025, we are investing more efficiently in the third quarter of 2026, moving us toward profitability and long-term shareholder value,” Jack Jiajia Huang concluded.

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records.

2 An “active student with attended lesson consumption” for a given period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

Second Quarter 2026 Financial Results

Net Revenues and Gross Margin

Net revenues for the second quarter of 2026 were US$32.4 million, representing a 58.8% increase from US$20.4 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 138,100 in the second quarter of 2026, representing a 51.3% increase from approximately 91,300 for the same quarter last year.

Cost of revenues for the second quarter of 2026 was US$8.5 million, representing a 62.5% increase from US$5.2 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons, as well as higher payment processing fees associated with the expansion of payment channels.

Gross profit for the second quarter of 2026 was US$23.9 million, representing a 57.5% increase from US$15.2 million for the same quarter last year.

Gross margin for the second quarter of 2026 was 73.9%, compared with 74.5% for the same quarter last year.

Operating Expenses

Total operating expenses for the second quarter of 2026 were US$26.0 million, representing a 41.8% increase from US$18.4 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the second quarter of 2026 were US$19.3 million, representing a 48.8% increase from US$13.0 million for the same quarter last year. The increase was primarily attributable to higher sales personnel costs driven by headcount growth in the sales and marketing team, as well as increased marketing and branding expenses from intensified promotional activities. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the second quarter of 2026 were US$19.2 million, representing a 49.2% increase from US$12.9 million for the same quarter last year.

Product development expenses for the second quarter of 2026 were US$2.4 million, compared with US$1.2 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP product development expenses for the second quarter of 2026 were US$2.4 million, compared with US$1.2 million for the same quarter last year.

General and administrative expenses for the second quarter of 2026 were US$4.3 million, representing a 3.5% increase from US$4.1 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the second quarter of 2026 were US$3.94 million, representing a 1.1% increase from US$3.90 million for the same quarter last year.

Loss from Operations

Operating loss for the second quarter of 2026 was US$2.1 million, compared with operating loss of US$3.2 million for the same quarter last year.

Non-GAAP operating loss for the second quarter of 2026 was US$1.6 million, compared with non-GAAP operating loss of US$2.8 million for the same quarter last year.

Net Loss Attributable to the Company’s Ordinary Shareholders

Net loss attributable to the Company’s ordinary shareholders for the second quarter of 2026 was US$3.1 million, compared with net loss of US$3.5 million for the same quarter last year.

Excluding share-based compensation expenses of US$0.5 million, non-GAAP net loss attributable to the Company’s ordinary shareholders for the second quarter of 2026 was US$2.6 million, compared with non-GAAP net loss of US$3.1 million for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the second quarter of 2026 was US$0.01, compared with basic and diluted net loss per share of US$0.01 for the same quarter last year.

Excluding share-based compensation expenses of US$0.5 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the second quarter of 2026 was US$0.01, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.01 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2026 was US$0.51, compared with basic and diluted net loss per ADS of US$0.59 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.5 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2026 was US$0.43, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$0.53 for the same quarter last year.

Balance Sheet

As of June 30, 2026, the Company had total cash, cash equivalents and time deposits of US$40.1 million, compared with US$39.0 million as of December 31, 2025.

The Company had advances from students3 of US$86.7 million as of June 30, 2026, compared with US$76.6 million as of December 31, 2025.

3 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students.”

Outlook

For the third quarter of 2026, the Company currently expects net gross billings to be between US$41.0 million and US$43.0 million, which would represent a sequential increase of 4.3% to 9.4% and an increase of approximately 1.3% to 6.3% from the same quarter in 2025.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 15, 2026 (8:00 PM Singapore/Hong Kong time on September 15, 2026).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Mainland China (toll free):	4001-201203
Hong Kong (toll free):	800-905945
Web phone	click here

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until September 22, 2026, by dialing the following telephone numbers:

United States (toll free):	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	2434410

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with highly qualified teachers using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Helen Xu

helenxu@51talk.com

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Jun. 30,
	2025	2026
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	38,869	39,978
Time deposits	93	93
Prepaid expenses and other current assets	21,435	24,452
Total current assets	60,397	64,523

Non-current assets
Property and equipment, net	1,998	1,959
Intangible assets, net	68	62
Right-of-use assets	3,211	2,660
Deferred tax assets	77	74
Other non-current assets	341	349
Total non-current assets	5,695	5,104

Total assets	66,092	69,627

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities
Advances from students	76,569	86,703
Accrued expenses and other current liabilities	12,464	12,517
Amounts due to related parties	3,333	2,052
Lease liabilities	1,764	1,619
Taxes payable	1,226	1,795
Total current liabilities	95,356	104,686

Non-current liabilities
Lease liabilities	1,177	916
Other non-current liabilities	360	379
Deferred tax liabilities	452	459
Total non-current liabilities	1,989	1,754

Total liabilities	97,345	106,440

Total shareholders’ deficits	(31,357)	(36,942)
Noncontrolling interests	104	129
Total deficits	(31,253)	(36,813)

Total liabilities and shareholders’ deficits	66,092	69,627

51TALK ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Net revenues	20,398	31,188	32,382	38,645	63,570
Cost of revenues	(5,205)	(8,214)	(8,456)	(9,435)	(16,670)
Gross profit	15,193	22,974	23,926	29,210	46,900
Operating expenses
Sales and marketing expenses	(12,973)	(17,857)	(19,303)	(24,202)	(37,160)
Product development expenses	(1,242)	(1,934)	(2,442)	(2,288)	(4,376)
General and administrative expenses	(4,137)	(4,605)	(4,283)	(7,381)	(8,888)
Total operating expenses	(18,352)	(24,396)	(26,028)	(33,871)	(50,424)
Loss from operations	(3,159)	(1,422)	(2,102)	(4,661)	(3,524)
Interest income	58	134	138	78	272
Other expenses, net	(227)	(547)	(514)	(286)	(1,061)
Loss before income tax expenses	(3,328)	(1,835)	(2,478)	(4,869)	(4,313)
Income tax expenses	(169)	(489)	(584)	(326)	(1,073)
Net loss	(3,497)	(2,324)	(3,062)	(5,195)	(5,386)
Net loss attributable to noncontrolling interests	(13)	(6)	(4)	(32)	(10)
Net loss attributable to the Company’s ordinary shareholders	(3,484)	(2,318)	(3,058)	(5,163)	(5,376)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	353,922,077	359,982,394	362,215,106	352,764,153	361,093,168

51TALK ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Net loss per share attributable to ordinary shareholders Basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Net loss per ADS attributable to ordinary shareholders Basic and diluted	(0.59)	(0.39)	(0.51)	(0.88)	(0.89)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(94)	(99)	(83)	(142)	(182)
Product development expenses	(14)	(49)	(66)	(27)	(115)
General and administrative expenses	(237)	(381)	(342)	(455)	(723)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Sales and marketing expenses	(12,973)	(17,857)	(19,303)	(24,202)	(37,160)
Less: Share-based compensation expenses	(94)	(99)	(83)	(142)	(182)
Non-GAAP sales and marketing expenses	(12,879)	(17,758)	(19,220)	(24,060)	(36,978)

Product development expenses	(1,242)	(1,934)	(2,442)	(2,288)	(4,376)
Less: Share-based compensation expenses	(14)	(49)	(66)	(27)	(115)
Non-GAAP product development expenses	(1,228)	(1,885)	(2,376)	(2,261)	(4,261)

General and administrative expenses	(4,137)	(4,605)	(4,283)	(7,381)	(8,888)
Less: Share-based compensation expenses	(237)	(381)	(342)	(455)	(723)
Non-GAAP general and administrative expenses	(3,900)	(4,224)	(3,941)	(6,926)	(8,165)

Operating expenses	(18,352)	(24,396)	(26,028)	(33,871)	(50,424)
Less: Share-based compensation expenses	(345)	(529)	(491)	(624)	(1,020)
Non-GAAP operating expenses	(18,007)	(23,867)	(25,537)	(33,247)	(49,404)

Loss from operations	(3,159)	(1,422)	(2,102)	(4,661)	(3,524)
Less: Share-based compensation expenses	(345)	(529)	(491)	(624)	(1,020)
Non-GAAP loss from operations	(2,814)	(893)	(1,611)	(4,037)	(2,504)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the six months ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Income tax expenses	(169)	(489)	(584)	(326)	(1,073)
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-
Non-GAAP income tax expenses	(169)	(489)	(584)	(326)	(1,073)

Net loss attributable to the Company’s ordinary shareholders	(3,484)	(2,318)	(3,058)	(5,163)	(5,376)
Less: Share-based compensation expenses	(345)	(529)	(491)	(624)	(1,020)
Non-GAAP net loss attributable to the Company’s ordinary shareholders	(3,139)	(1,789)	(2,567)	(4,539)	(4,356)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	353,922,077	359,982,394	362,215,106	352,764,153	361,093,168

Non-GAAP net loss per share attributable to ordinary shareholders Basic and diluted	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)

Non-GAAP net loss per ADS attributable to ordinary shareholders Basic and diluted	(0.53)	(0.30)	(0.43)	(0.77)	(0.72)

*The previously reported unaudited quarterly financial information for the relevant periods was restated in the fourth quarter of 2025 to reflect certain immaterial adjustments, primarily related to the refinement of expense recognition cutoffs during the year-end financial reporting process.